

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 31, 2007

Mr. J. Michael Kirksey, Chief Financial Officer
Endeavour International Corporation
1000 Main Street
Suite 3300
Houston, TX 77002

> **Re:** **Endeavour International Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 15, 2007**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2007**
> **Filed November 8, 2007**
> **File No. 001-32212**

Dear Mr. Kirksey:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Note 5 – Property and Equipment, page 66

1.   Please comply with the disclosure requirements of Rule 4-10(c)(7)(ii) of Regulation S-X, which requires a description of the current status of the significant unproved properties, including the anticipated timing of the inclusion of the associated costs in the amortization computation; and a table showing by categories the costs making up the unproved oil and gas properties account balance.

Standardized Measure of Discounted Future Net Cash Flows, page 93

2.   We note that the carrying value of your oil and gas properties as of December 31, 2006, significantly exceeds the standardized measure of discounted future net cash flows (SMOG) and future net cash flow (undiscounted) of the underlying reserves. Explain the reasons for the difference between SMOG and capitalized costs.

Form 10-Q for the Fiscal Quarter Ended September 30, 2007

Reconciliation of Non-GAAP Measure, page 22

3.   We note you disclose non-GAAP financial measures of net income (loss) as adjusted, which excludes currency impacts and unrealized gains and losses on derivatives, and EBITDA, which further excludes preferred stock dividends and other income and expense. Please address the following comments with respect to your disclosure:

•   Please demonstrate the usefulness of your non-GAAP financial measures as your measures appear to include recurring charges. We refer you to question 8 and 15 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures ("Non-GAAP FAQ").

•   We note that your reference to the EBITDA non-GAAP measure is not consistent with the Section 1 of SEC Release 34-47226. Please ensure any references to EBITDA are consistent with this definition; we refer you to Question 14 of the Non-GAAP FAQ.

- Given your presentation of discretionary cash flow as a liquidity measure, please tell us your consideration of reconciling it to cash flows from operations. In addition, disclose all material limitations of discretionary cash flow. Refer to Question 13 in the Non-GAAP FAQ for additional guidance.

Engineering Comments

General

4. Please provide us with a copy of your reserve report as of December 31, 2006. Please provide this on electronic media, such as CD-ROM, if possible. If you would like this information to be returned to you, please follow the guidelines in Rule 418(b) of Regulation C. Please send the CD-ROM to James Murphy at mailstop 7010.

Properties, page 19

5. We note that you only provide your working interest, location by country and the operator for your principal properties. Please revise your document to expand your disclosure for each of your principal properties by providing the information in Instruction 3 to Item 102 of Regulation S-K.

Notes to Consolidated Financial Statements, page 54

Note 21. Supplemental Oil and Natural Gas Disclosures, page 87

Oil and Gas Reserves, page 89

6. We note that in 2005 for your gas reserves in Norway the reserves to production index was 36.5 years and in 2006 this index had only decreased to 31 years even though all reserves are classified as proved developed reserves. Please explain to us the reason production appears to be low compared to the amount of proved reserves you report. Also tell us if you have gas contracts for all of your reported gas reserve volumes or if the market you plan to sell into is well established.

7. Please revise your document to provide separate line item disclosure in the reserve table for changes due to extensions and discoveries and revisions. Please see paragraph 11 of SFAS 69 for guidance.

8. Please revise your document to include appropriate explanations for all significant reserve changes in the year-to-year reserves table. See paragraph 11 of SFAS 69 for guidance.

9.   Disclose the amount of your reserves that are from production sharing contracts and provide the ramifications of this here and in a risk factor if appropriate. Please see paragraph 13 of SFAS 69.

Standardized Measure of Discounted Future Net Cash Flows, page 93

10.   Please reconcile for us the fact that you attribute approximately $13.40 per barrel of oil equivalent to future production costs but report operating costs that range between $15.45 to $22.17 per barrel of oil equivalent in the last three years.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Ryan Milne at (202) 551-3688, if you have questions regarding comments on the financial statements and related matters. You may contact George

Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

        Sincerely,

        Brad Skinner
        Senior Assistant Chief Accountant